Exhibit 99.1

UNAUDITED COMBINED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024 AND

FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 2025 AND MARCH 31, 2024

PITANIUM LIMITED

F-1

PITANIUM LIMITED AND ITS SUBSIDIARY

Unaudited Combined Balance Sheet

As of September 30, 2024 and March 31, 2025

		As of Sep 30, 2024	As of Mar 31, 2025	As of Mar 31, 2025
	Note	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash		16,964,489	11,523,694	1,481,218
Inventories		5,037,965	6,034,908	775,708
Other current assets		3,728,625	6,922,896	889,847
Tax recoverable		-	1,892,807	243,295
TOTAL CURRENT ASSETS		25,731,079	26,374,305	3,390,068

NON-CURRENT ASSETS
Property, plant and equipment		3,743,333	4,528,721	582,107
Right-of-use assets		5,095,127	2,962,759	380,824
Other non-current assets		1,127,150	554,728	71,303
Deferred tax assets		450,409	593,904	76,338
TOTAL NON-CURRENT ASSETS		10,416,019	8,640,112	1,110,572
TOTAL ASSETS		36,147,098	35,014,417	4,500,640

LIABILITIES
CURRENT LIABILITIES
Other payables		3,470,381	7,953,543	1,022,323
Bank borrowings		12,267,161	10,596,755	1,362,073
Finance lease liabilities		202,350	453,162	58,248
Operating lease liabilities		4,030,908	2,005,927	257,835
Tax payable		2,296,963	-	-
TOTAL CURRENT LIABILITIES		22,267,763	21,009,387	2,700,479

NON-CURRENT LIABILITY
Finance lease liabilities		504,770	1,482,990	190,619
Operating lease liabilities		1,645,751	1,480,141	190,252
TOTAL NON-CURRENT LIABILITY		2,150,521	2,963,131	380,871
TOTAL LIABILITY		24,418,284	23,972,518	3,081,350

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.0001 per share; 18,000,000 Class A ordinary shares outstanding as of September 30, 2024 and March 31, 2025 respectively)		13,986	13,986	1,800
Class B ordinary shares (par value of US$0.0001 per share; 3,000,000 Class B ordinary shares outstanding as of September 30, 2024 and March 31, 2025 respectively)		2,331	2,331	300
Additional paid-in capital		100	100	13
Subscription receivable		(16,317)	-
Retained earnings		11,728,714	11,025,482	1,417,177
TOTAL SHAREHOLDERS’ EQUITY		11,728,814	11,041,899	1,419,290
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		36,147,098	35,014,417	4,500,640

* The shares and per share information are presented on a retroactive basis to reflect the Reorganization completed on November 28, 2024.

See accompanying notes to the unaudited combined financial statements.

F-2

PITANIUM LIMITED AND ITS SUBSIDIARY

Unaudited Combined Statements of Operations and Comprehensive Income (Loss)

For the Six-Month Periods Ended March 31, 2025 and March 31 2024

	For the six-month period ended
	Mar 31, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Revenue	35,873,602	36,360,058	4,665,553
Cost of revenue	(7,280,663)	(4,664,412)	(598,515)
Gross profit	28,592,939	31,695,646	4,067,038

Operating expenses
Selling and marketing expenses	(5,877,734)	(6,425,977)	(824,551)
General and administrative expenses	(18,884,728)	(26,604,455)	(3,413,760)
Total operating expenses	(24,762,462)	(33,030,432)	(4,238,311)

Income / (loss) from operation	3,830,477	(1,334,786)	(171,273)

Other income / (expense)
Interest income	90,905	22,993	2,950
Other income	114,672	700,000	89,821
Interest expenses	(439,436)	(234,934)	(30,146)
Total other (expenses) / income, net	(233,859)	488,059	62,625

Income / (loss) before provision for income taxes	3,596,618	(846,727)	(108,648)
Income tax (expenses) / credit	(494,284)	143,495	18,413
Net income / (loss)	3,102,334	(703,232)	(90,235)

Other comprehensive income
Foreign currency translation adjustments, net of tax	-	-	-
Total comprehensive income / (loss)	3,102,334	(703,232)	(90,235)

Net income / (loss) per share	0.15	(0.03)	(0.004)

Weighted average shares outstanding used in calculating basic and diluted net income / (loss) per share	21,000,000	21,000,000	21,000,000

* The shares and per share information for the six-month periods ended March 31, 2024 are presented on a retroactive basis to reflect the Reorganization completed on November 28, 2024.

See accompanying notes to the unaudited combined financial statements.

F-3

PITANIUM LIMITED AND ITS SUBSIDIARY

Unaudited Combined Statements of Changes in Shareholders’ Equity

For the Six-Month Periods Ended March 31, 2025 and March 31, 2024

(Expressed in HK Dollars, except for the number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional Paid-in	Retained	Total Shareholders’
	Share	Amount	Share	Amount	receivable	Capital	Earnings	Equity
		HK$		HK$	HK$	HK$	HK$	HK$
Balance as of September 30, 2023	18,000,000	13,986	3,000,000	2,331	(16,317)	100	10,159,634	10,159,734

Net income	-	-	-	-	-	-	3,102,334	3,102,334
Dividend paid	-	-	-	-	-		(7,327,215)	(7,327,215)
Balance as of April 1, 2024 *	18,000,000	13,986	3,000,000	2,331	(16,317)	100	5,934,753	5,934,853

Net income	-	-	-	-	-	-	5,793,961	5,793,961
Balance as of September 30, 2024 *	18,000,000	13,986	3,000,000	2,331	(16,317)	100	11,728,714	11,728,814

Net loss	-	-	-	-	-	-	(703,232)	(703,232)
Balance as of March 31, 2025	18,000,000	13,986	3,000,000	2,331	-	100	11,025,482	11,041,899

* The shares and per share information are presented on a retroactive basis to reflect the Reorganization completed on November 28, 2024.

See accompanying notes to the unaudited combined financial statements.

F-4

PITANIUM LIMITED AND ITS SUBSIDIARY

Unaudited Combined Statements of Cash Flows

For the Six-Month Periods Ended March 31, 2025 and March 31, 2024

	For the six-month period ended
	Mar 31, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Cash flows from operating activities
Net income / (loss)	3,102,334	(703,232)	(90,235)
Adjustments to reconcile net income to net cash used in operating activities:
Gain on disposal of property, plant and equipment	(114,672)	(700,000)	(89,821)
Depreciation of property, plant and equipment	1,008,608	1,042,811	133,809
Deferred income taxes	(234,733)	(143,495)	(18,413)
Changes in operating assets and liabilities:
Inventories	506,007	(996,942)	(127,923)
Other current assets	871,235	(2,621,850)	(336,424)
Other payables	167,707	4,483,162	575,258
Operating lease liabilities	(33,690)	(58,222)	(7,471)
Tax payables	239,685	(4,189,770)	(537,612)
Net cash generated from / (used in) operating activities	5,512,481	(3,887,538)	(498,832)

Investing activities
Purchase of property, plant and equipment	(337,437)	(1,828,200)	(234,586)
Proceeds from disposal of property, plant and equipment	648,995	700,000	89,821
Net cash generated from / (used in) investing activities	311,558	(1,128,200)	(144,765)

Financing activities
Proceeds from bank borrowings	9,000,000	-	-
Repayment of bank borrowings	(1,080,857)	(1,670,406)	(214,339)
Proceeds from the issuance of new shares	-	16,317	2,094
Proceeds from finance lease	850,000	1,358,000	174,252
Principal payments under finance lease obligations	(213,652)	(128,968)	(16,549)
Dividend paid	(7,327,215)	-	-
Net cash generated from / (used in) financing activities	1,228,276	(425,057)	(54,542)

Effect of exchange rate changes on cash held in foreign currencies	-	-	(4,026)
Net change in cash	7,052,315	(5,440,795)	(698,139)
Cash at the beginning of the year	18,974,339	16,964,489	2,183,383
Cash at the end of the year	26,026,654	11,523,694	1,481,218

Supplemental disclosures of cash flows information:
Cash paid for income taxes	489,332	4,189,770	537,612
Cash paid for interest expense	(439,436)	(234,934)	(30,146)
Cash paid for operating leases	3,570,180	3,946,554	506,403

Supplemental disclosures of non-cash flows information:
Lease liabilities arising from obtaining right-of-use assets	312,160	-	-

See accompanying notes to the unaudited combined financial statements.

F-5

PITANIUM LIMITED AND ITS SUBSIDIARY

Notes to Unaudited Combined Financial Statements

Note 1. Organization and Business Description

Pitanium Limited (“Pitanium”, the “Company”) is a company incorporated in the British Virgin Islands on October 22, 2024. The Company is a holding company and conducts businesses primarily through its subsidiary (collectively, the “Group”). The principal activities of the Group encompass selling a diverse range of beauty products, including well-known brand name products and self-developed items, through both online platforms and retail outlets in Hong Kong.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, Pitanium Limited (“Pitanium”, “the Company”) was incorporated under the laws of the British Virgin Islands as the holding company of Here We Seoul Limited (“HWS”) on October 22, 2024.

On November 28, 2024, Pitanium acquired 100% of the equity interests from the Original shareholders in HWS, the primary operating subsidiary of the Company in Hong Kong.

On October 25, 2024, and November 28, 2024, the Company issued proportionate shares to the Original shareholders of HWS, resulting in the same shareholding structure for the Company and HWS.

Due to the fact that the Company and its subsidiary were effectively controlled by the same shareholders immediately before and after the reorganization completed on November 28, 2024, as described above (the “Reorganization”), the Reorganization was accounted for as a recapitalization. The restructuring mentioned above has been accounted for as a transfer of assets among entities under common control as the beneficial interest of each shareholder immediately before and after the completion of the Reorganization remained unchanged. Mr. Ying Yeung Wong and Ms. Yuen Yi Young remain the controlling shareholders both immediately before and after completion of Reorganization. Given such Reorganization was completed after September 30, 2024, the Group’s unaudited combined financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

As of March 31, 2025, the Company’s wholly owned subsidiary is Here We Seoul Limited, a company incorporated in Hong Kong on December 9, 2013. The principal of HWS is selling a diverse range of beauty products.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of combination

As the Reorganization was accounted for as restructuring of entities under common control, the accompanying unaudited combined financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented.

The unaudited combined financial statements include the financial statements of the Company and its subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon combination. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. For subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities as of the date of the financial statements. These estimates and assumptions also impact the reported amounts of revenues and expenses during the reporting period.

These estimates and judgments are based on historical data, information currently available to the Group, and various other assumptions that the Group believes are reasonable under the circumstances. Significant estimates made by management include, but are not limited to, the allowance for credit losses, determination of the useful lives of property, plant, and equipment, impairment of long-lived assets, valuation of deferred tax assets, uncertain tax positions, operating lease right-of-use assets and liabilities, revenue recognition, and contingencies.

Actual results could differ from those estimates.

F-6

Foreign Currency Translation and transaction

The reporting currency of the Company and its subsidiary is the Hong Kong Dollar (“HKD”). The functional currency of the Company and its subsidiary is the Hong Kong dollars (“HKD”). The USD information presented is provided for convenience and translation purposes in accordance with Rule 3-20(b)(1) of Regulation S-X.

The unaudited financial statements of the Group with functional currency of HK$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Group, except for the shareholders’ equity, the balance sheet accounts on September 30, 2024 and March 31, 2025 were translated at HK$7.7698 to US$1.00 and HK$7.779875 to US$1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the six months ended March 31, 2024 and March 31, 2025 were HK$7.8269 to $1.00 and HK$7.7933 to US$1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Cash

Cash consists of cash on hand, deposits with banks and other monetary funds. The Group maintains cash with various financial institutions primarily in Hong Kong. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of September 30, 2024 and March 31, 2025, cash balances were HK$16,964,489 (approximately US$2,183,388) and HK$11,523,694 (approximately US$1,481,218) respectively. The majority of the Group’s cash is saved in licensed banks in the Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$800,000 (approximately US$102,382). The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

The nature and components of the cash as of September 30, 2024 and March 31, 2025 were as follow:

	As of Sep 30, 2024	As of Mar 31, 2025	As of Mar 31, 2025
	HK$	HK$	US$
Bank balances kept in Hong Kong licensed banks	16,037,938	11,041,770	1,419,273
Cash on hand	926,551	481,924	61,945
	16,964,489	11,523,694	1,481,218

F-7

Other non-current assets

Other non-current assets represent the amounts that the Group has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for credit loss.

Inventories.

Inventories primarily consist of finished goods. which are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. Our Group takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. Our Group continuously evaluates the recoverability of our Group’s inventories, and inventory provisions are recorded in the statements of operations. Our Group did not record write-down of potentially obsolete inventories or lower cost or market adjustment for the six-month periods ended March 31, 2024 and March 31, 2025.

Other current assets

Other current assets represent advance payments made to the vendors or service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of September 30, 2024, and March 31, 2025, there was no allowance recorded as the Group considers all of the prepayments fully realizable.

Prepayments represented deposits made to suppliers for acquiring beauty products, with product delivery scheduled within 1 to 6 months. Other deposits mainly comprised utility and building management fee deposits, which will only be refunded upon the Group vacating the property. Rental deposits will only be refunded by the landlords in the event of rental agreements expiring without renewal.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation are provided for on a straight-line basis following industry standards for the related assets as follows:

Furniture and fixture	5 years
Motor vehicle	3 years
Electronic equipment	5 years
Leasehold improvements	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of operations and comprehensive income in other income or expenses.

The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

F-8

Finance lease

A lease is classified as a finance lease if it meets any of the following criteria at lease commencement:

1.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term
2.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
3.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
4.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.
5.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are recorded as both an asset and a liability at the lower of the fair value of the asset and the present value of the minimum lease payments at the commencement of the lease term. Finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

Operating leases

The Group determines whether an arrangement is or contains a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Group’s balance sheets. Please refer to Note 7 for the disclosures regarding the Group’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Group will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Group has elected not to recognize a lease liability or ROU asset on its balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its statements of operations and cash flows. The Group has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Group reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

F-9

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of deferred IPO expenses, prepayments and other current assets, accounts payable, income taxes payable, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2024 and March 31, 2025 due to their short-term nature.

Bank borrowings

Bank borrowings are recognized initially at fair value, net of transaction costs incurred. Bank borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method. At the end of balance sheet dates, the total outstanding balances of the bank loan are classified as current liability as the bank has sole discretion to request a full redemption at any time.

F-10

Other payables

Other payables mainly represented accrued salaries and pension costs, accrued consultancy fee and accrued accounting fees. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue Recognition

The Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on October 1, 2022. Accordingly, the financial statements for the six-month periods ended March 31, 2024 and March 31, 2025 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

The Group recognizes revenue at a point in time when the control of products have been transferred to customers. The transfer of control is considered complete when products have been picked up or accepted by customers. In the normal course of business, the Group’s products are sold with no right of return unless the item is defective.

For the six-month periods ended March 31 2024 and March 31, 2025, the Group’s revenues were primarily derived from sales of products through their online shop and offline sales channels mainly their retail stores. The product categories including (i) skincare products; (ii) haircare products; (iii) cosmetic products; and (iv) other products.

The Group recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Group recognizes revenue at a point in time by measuring whether the performance obligation has been met.

Segment reporting

The Company operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Company’s chief operating decision maker (“CODM”) is the Chairman. The Company’s CODM assesses the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenue from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Company’s long-lived assets are located in Hong Kong.

Revenue from sales of products through online shop

The Group generates revenue over time from the sale of (i) skincare products; (ii) haircare products; (iii) cosmetic products; and (iv) other products to customers through their online shop. The Group hosts and manages an online shop to display its best-selling products and latest marketing and promotional initiatives on its home page. The Group regularly updates its online shop to keep customers updated about its product offerings.

Revenue from sales of products through offline

For the six-month periods ended March 31, 2024 and March 31, 2025, the Group generates revenue from operating retail stores in prime shopping areas in Hong Kong, including Causeway Bay, Tsim Sha Tsui, Mong Kok, Tseung Kwan O, Tuen Mun, Yuen Long and Shatin by selling the (i) skincare products; (ii) haircare products; (iii) cosmetic products; and (iv) other products.

F-11

The summary of the Group’s total revenues by online and retailing sales for the six-month periods ended March 31, 2024 and March 31, 2025 were as follows:

	Mar 31, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Online Sales	19,713,967	20,126,926	2,582,593
Retailing Sales	16,159,635	16,233,132	2,082,960
Total	35,873,602	36,360,058	4,665,553

The summary of the Group’s total revenues by product categories for the six-month periods ended March 31, 2024 and 31 March 2025 was as follows:

	Mar 31, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Skincare	16,530,957	19,086,428	2,449,081
Hair Care	10,831,345	8,543,365	1,096,245
Cosmetics	5,413,372	4,966,139	637,232
Others	3,097,928	3,764,126	482,995
Total	35,873,602	36,360,058	4,665,553

The skincare products mainly include the facial-care products such as serums, cleansing products, face masks and toners.

The haircare products mainly include shampoo, conditioners, hair serum, hair supplements, hair treatment, scalp scrub, hair oil and hair masks.

The Cosmetic products mainly include the sales of primer, compact powder, eyeliner, mascara, lipsticks, lip gloss and lip balm.

Other products mainly include the body-care products such as deodorant, makeup remover, body lotion and sunblock as well as health supplements, laundry detergents and dishwashing detergents.

Cost of Revenue

The Group’s cost of revenue is primarily comprised of the purchase costs, transportation and packaging costs. These costs are expenses as incurred.

Selling and marketing expenses

Selling and marketing expenses mainly represented our advertising and marketing expenses for (i) the advertisements through Facebook and Small Red Book and procurement of the SEO-search engine and online media search services; (ii) the production of the videos and photos related to the advertisements; and (iii) the offline advertisements in public transport, magazines and shopping malls.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for the Group’s administrative personnel, (ii) depreciations and amortizations, (iii) lease expenses relating to leased properties used for administrative, warehouse and retail shops, and (iv) others, which primarily include traveling, legal and professional fee, office expenses, and other miscellaneous expenses for administrative purposes.

F-12

Borrowing Costs

All borrowing costs are recognized in interest expenses in the statement of operations and comprehensive income in the period in which they are incurred.

Government Subsidies

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Group recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. No government subsidies were received for the six-month periods ended March 31,2024 and March 31, 2025.

Employee Benefit Plan

Employees of the Group located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Group required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were HK$720,042 (approximately US$91,996) and HK$728,504 (approximately US$93,478) for the six-month periods ended March 31, 2024 and March 31, 2025, respectively.

Income Taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group believes there were no uncertain tax positions at September 30, 2024 and March 31, 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Group is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment resulting from the Group translating its financial statements from functional currency into reporting currency. The financial statements of the Group with a functional currency of HK$, are translated into US$ presentation currency using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Translation adjustments resulting from this process are included in accumulated foreign currency translation adjustments under other comprehensive income (loss).

Earnings Per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2024, and March 31, 2025, there were no dilutive shares.

F-13

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Significant Risks

Currency Risk

The Group’s operating activities are transacted in Hong Kong. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Group deposits its cash with financial institutions located in Hong Kong. As of September 30, 2024, and March 31, 2025, HK$16,037,938 (approximately US$2,064,138) and HK$11,041,770 (approximately US$1,419,273) were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of HK$800,000 (approximately US$102,829). Otherwise, these balances are not covered by insurance. The Group believes that no significant credit risk exists as these financial institutions have high credit quality and the Group has not incurred any losses related to such deposits.

Given that the Group regularly evaluates its customers’ financial standing and typically does not require collateral for transactions, the credit risk associated with accounts receivable remains low. The Group primarily focuses on retail sales where payments are received before goods are delivered, significantly reducing the risk of doubtful debts. Consequently, the Group has not deemed it necessary to establish allowances for doubtful accounts as reflected in financial records over the reported periods.

For the six-month periods ended March 31, 2024 and March 31, 2025, all of the Group’s assets were located in Hong Kong and all of the Group’s revenue were derived from Hong Kong. The Group does not have a concentration of its revenue and accounts receivable with specific customers.

The Group’s business model in retail selling is characterized by a diversified customer base without any single predominant client. This distribution of sales across numerous customers helps to mitigate dependency on any one particular buyer, reducing the risk associated with relying heavily on a sole source of revenue.

Furthermore, the Group’s sales data reflects this diversified customer base. The total sales attributed to the top 10 customers combined do not represent a significant portion of the Group’s overall sales revenue. Specifically, the sales generated from these top 10 customers collectively account for less than 2% of the Group’s total sales volume.

F-14

This dispersion of sales across multiple customers underscores the Group’s resilience to fluctuations or potential issues that could arise from relying on a small number of major clients. By not being heavily reliant on a few key customers, the Group can better withstand individual customer-related challenges and maintain a more stable revenue stream. This diversified approach to customer distribution helps to safeguard the Group’s financial stability and reduces the impact of any potential fluctuations in the purchasing behavior of specific clients.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Group has not used any derivative financial instruments to manage the interest risk exposure.

Recent Accounting Pronouncements

The Group continually assesses new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Group’s financial reporting, the Group undertakes a study to determine the consequences of such change to its financial statements and ensures that there are proper controls in place to ascertain that the Group’s financial statements properly reflect the change.

In October 2023, FASB issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments in the ASU are intended to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, as announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. We are currently evaluating the effects of the standard on our consolidated financial statements and related disclosures.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures for the year ending March 31, 2026.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires, in the notes to the annual and interim financial statements, disaggregated information about certain income statement expense line items. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update.

F-15

Note 3. Inventories

Inventories consisted of the following at:

	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Finished Goods	5,037,965	6,034,908	775,708
Total Inventories	5,037,965	6,034,908	775,708

The Group’s inventory turnover days increased from 126 days for the six-month period ended March 31, 2024, to 217 days by March 31, 2025, reflecting a longer inventory holding period. To mitigate the risk of obsolete inventory, the Group actively promotes and offers complimentary items for products that may have lower demand. These complimentary items are managed through close monitoring of demand, usage, and sales patterns to ensure they contribute positively to inventory turnover and do not result in potential obsolescence issues.

As of March 31, 2025, the inventories did not contain any complimentary items. All complimentary items were recorded as cost of sales during the year.

Note 4. Other Current Assets

Other current assets consisted of the following at:

	As of
	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Deferred initial public offering costs (Deferred IPO costs)	-	3,680,675	473,102
Rental deposits	1,948,820	2,137,499	274,747
Other deposits	320,600	207,686	26,696
Prepayment	1,459,205	897,036	115,302
Total other current assets	3,728,625	6,922,896	889,847

Deferred IPO costs consist of legal, accounting, underwriting, and other professional fees that are directly attributable to the Group’s planned or completed initial public offering of its shares. These costs are initially capitalized as an asset within Other Current Assets on the balance sheet.

Upon completion of the offering, the deferred IPO costs will be reclassified to shareholders’ equity as a reduction of the gross proceeds from the offering. If the IPO is abandoned, the deferred IPO costs will be expensed immediately in the period in which the decision to terminate the offering is made.

IPO-related costs that are not directly attributable to the equity issuance — such as those related to ongoing accounting compliance, general legal services, or internal administrative efforts — are expensed as incurred.

As of 31 March 2025, Other Current Assets include US$3,680,675 of deferred IPO costs related to the Group’s planned initial public offering. These costs will be charged against equity upon completion of the offering.

Note 5. Property, plant and Equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following as of :

	As of	As of	As of
	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Office furniture and equipment	2,590,799	2,885,799	370,931
Motor vehicles	3,803,655	3,714,960	477,509
Leasehold improvements	5,172,100	5,172,100	664,805
Less: accumulated depreciation	(7,823,221)	(7,244,138)	(931,138)
Total	3,743,333	4,528,721	582,107

F-16

Depreciation expenses of property, plant and equipment totaled HK$1,771,926 (approximately US$226,389) and HK$1,042,812 (approximately US$133,809) for the six-month periods ended March 31 2024 and March 31, 2025, respectively.

In the six-month period ended March 31, 2025, the Group sold one motor vehicle, incurring a gain of HK$700,000 (approximately US$89,821) from the disposal of these assets. In the six-month ended March 31, 2024, the Group the Group sold two motor vehicles, incurring a gain of HK$114,672 (approximately US$14,651) from the disposal of these assets.

Note 6. Finance Lease Liabilities

The leases of the Company were classified as finance leases mainly for motor vehicles.

Supplemental balance sheet information related to finance lease was as follows:

	As of	As of	As of
	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Current portion of finance lease liabilities	202,350	453,162	58,248
Non-current finance lease liabilities	504,770	1,482,990	190,619
	707,120	1,936,152	248,867

Expenses for finance lease for the six-month periods ended March 31, 2024 and March 31, 2025 were HK$236,415 (approximately US$30,205) and HK$158,685 (approximately US$30,362) respectively.

The weighted average remaining lease terms and discount rates for all of finance leases were as follows as of September 30, 2024 and March 31, 2025:

	As of	As of
	Sep 30, 2024	Mar 31, 2025
Weighted average discount rate
OCBC Bank (Hong Kong) Limited	6.14%	5.58%

The following table presents maturity of finance lease liabilities as of March 31, 2025:

As of Mar 31
HK$
Remaining finance lease term:
FY2026	453,162
FY2027	481,392
FY2028	449,307
FY2029	288,133
FY2030	264,159
Total payment	1,936,153

Note 7. Operating Lease Liabilities

As of September 30, 2024, and March 31, 2025, the Group has operating leases with its third parties recorded on its balance sheets for office and shop spaces that expire on various dates through October 2026. When determining the lease term, at lease commence date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Group’s lease arrangements may contain both lease and non-lease components. The Group has separately accounted for lease and non-lease components based on their nature. Payments under the Group’s lease arrangement are fixed.

F-17

The following table shows ROU assets and operating lease liabilities, the unaudited combined financial statement line items as of September 30, 2024 and March 31, 2025:

	As of
	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Assets
Operating lease right-of-use assets, net	5,095,127	2,962,759	380,824

Liabilities
Operating lease liabilities, current	4,030,908	2,005,927	257,835
Operating lease liabilities, non-current	1,645,751	1,480,141	190,252
Total lease liabilities	5,676,659	3,486,068	448,087

Weighted average remaining lease term (in years)	2.76.	3.11	3.11
Weighted average discount rate (%)	3.60%	3.60%	3.60%

Information relating to operating lease activities during the six-month periods ended March 31, 2024 and March 31, 2025, is as follows:

	For the six-month period ended
	Mar 31, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Operating lease right-of-use assets, obtained in exchange for operating leases	312,160	-	-

Operating lease expenses
Total operating lease expenses	3,570,180	3,946,554	506,403

Maturities of lease liabilities were as follows:

	Mar 31, 2025	Mar 31, 2025
	HK$	US$
For the year ending March 31
2026	2,746,095	352,974
2027	819,910	105,389
Total lease payments	3,566,005	458,363
Less: imputed interest	(79,937)	(10,275)
Total	3,486,068	448,088

F-18

Note 8. Bank borrowings

Components of bank borrowings are as follows as of September 30, 2024 and March 31, 2025:

	Note	Interest rate	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
			HK$	HK$	US$
Bank of China (Hong Kong) – Loan 1	(1)	3.625%	9,000,000	8,707,159	1,119,190
Bank of China (Hong Kong) – Loan 2	(2)	5.000%	3,267,161	1,889,596	242,883
Total			12,267,161	10,596,755	1,362,073

(1) On November 29, 2023, our Operating Subsidiary borrowed HK$9,000,000 (approximately US$1,158,328) as working capital for 120 months at an annual interest rate of 3.625% under the loan agreement with Bank of China (Hong Kong). The loan was secured by personal guarantees from the directors of Here We Seoul Limited and under the SME Financing Guarantee Scheme guaranteed by The HKMC Insurance Limited. The outstanding balance of the bank loan is classified as current liability as the bank has sole discretion to request a full redemption at any time.

(2) On November 29, 2022, our Operating Subsidiary borrowed HK$8,000,000 (approximately US$1,029,625) as working capital for 36 months at an annual interest rate of 5% under the loan agreement with Bank of China (Hong Kong). The loan was secured by personal guarantees from the directors of Here We Seoul Limited and under the SME Financing Guarantee Scheme guaranteed by The HKMC Insurance Limited. The outstanding balance of the bank loan is classified as current liability as the bank has sole discretion to request a full redemption at any time.

Interest expenses pertaining to the above bank borrowings for the six month periods ended March 31, 2024 and March 31, 2025 amounted to HK$234,290 (approximately US$29,934) and HK$205,217 (approximately US$26,332), respectively.

As of the date of this report, a total of HK$6,403,245 (approximately US$823,052) of the bank borrowings as of March 31, 2025 has been repaid.

Note 9. Other non-current assets

Other non-current assets are as follows as of September 30, 2024 and March 31, 2025:

	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Rental deposits	924,564	554,728	71,303
Other deposits	202,586	-	-
Total other non-current assets	1,127,150	554,728	71,303

F-19

The majority of other deposits consist of utility and building management fee deposits, refundable only when the Group leaves the property. Landlords will refund rental deposits if rental agreements expire without renewal. Rental agreements are scheduled to expire between April 2025 and October 2026.

Note 10. Other Payable

Components of other payable are as follows as of September 30, 2024 and March 31, 2025:

	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Accruals for operating expenses	2,013,700	6,500,402	835,541
Salary payable	1,456,681	1,453,141	186,782
Total other payables	3,470,381	7,953,543	1,022,323

The increase in accruals for operating expenses as of 31 March 2025 is primarily due to higher legal and professional fees, which account for approximately HK$ 4 million. These costs were incurred to enhance the company’s accounting, operational, and marketing functions, as well as to meet IPO-related requirements.

Subsequent to the reporting date, the majority of these accrued expenses have been settled, and management continues to monitor and manage working capital prudently.

Note 11. Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,631), and 16.5% on any part of assessable profits exceeding that threshold.

For the six-month period ended March 31, 2025, the Group incurred a tax loss and, as such, no current income tax expense is recognized. Instead, a deferred tax credit has been recorded, arising from temporary differences and unused tax losses. In contrast, for the six-month period ended March 31, 2024, the Group generated taxable profits and was subject to current Hong Kong profits tax accordingly.

The components of the income tax (expense) / credit are as follows:

	For the six-month period ended
	Mar 31, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Current
Hong Kong	729,017	-	-

Deferred
Hong Kong	(234,733)	(143,495)	(18,413)
Income tax expenses / (credit)	494,284	(143,495)	(18,413)

The Company measures deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the corresponding tax bases of assets and liabilities, using the applicable tax rates.

Components of the Group’s deferred tax asset and liability are as follows:

	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
Deferred tax assets:	HK$	HK$	US$
Depreciation and amortization	450,409	462,756	59,481
Tax losses	-	131,148	16,857
Total deferred tax assets	450,409	593,904	76,338
Less: valuation allowance	-	-	-
Deferred tax assets, net of valuation allowance	450,409	593,904	76,338
Deferred tax assets, net	450,409	593,904	76,338

F-20

As of September 30, 2024, the Group have income taxes payable for HK$2,296,963 (approximately US$295,627). As of March 31, 2025, the Group have income taxes recoverable for HK$ 1,892,807 (approximately US$243,295).

The following table reconciles Hong Kong statutory rates to the Group’s effective tax:

	For the six-month period ended
	Mar 31, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Profit / (loss) before income taxes	3,596,618	(846,727)	(108,648)
Hong Kong Profits Tax rate	16.50%	16.50%	16.50%
Income taxes computed at Hong Kong Profits Tax rate	593,442	(139,710)	(17,927)
Reconciling items:
Tax effect of non-deductible expenses	-	4	1
Tax effect of income that is not taxable*	(16,658)	(3,789)	(487)
Effect of two-tier tax rate	(82,500)	-	-
Income tax expense / (benefit)	494,284	(143,495)	(18,413)

* Income that is not taxable mainly consisted of the interest income and the government subsidies which are non-taxable under Hong Kong income tax law.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024, and March 31 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income taxes for the six-month periods ended September 30, 2024 and March 31, 2025. The Group also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2025.

Note 12. Shareholders’ Equity

Ordinary shares

On October 25, 2024, the Company issued and allotted 10,000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares at a consideration of US$0.0001 per share.

On November 28, 2024, the Company issued and allotted 6,666,660 Class A Ordinary Shares at a consideration of US$0.0001 per share.

On December 3, 2024, the Company issued and allotted 1,333,340 Class A Ordinary Shares at a consideration of US$0.0001 per share. Consequently, there were 18,000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares in aggregate. The share and per share are presented on a retroactive basis.

The subsidiary of Company, Here We Seoul Limited was established under the laws of the Hong Kong on December 9, 2013. The issued and fully paid number of Ordinary Shares was 100 with $1.00 per share.

Note 13. Dividend

During the six-month period ended March 31, 2024, the board of directors of the subsidiary resolved to declare a dividend totaling HK$7,327,215 (US$936,158) to its shareholders. During the six-month period ended March 31, 2025, the board of directors resolved not to declare any dividend.

F-21

Note 14. Commitments and Contingencies

Lease Commitments

As of March 31, 2025, the Group has no short-term lease commitments or leases that have not yet commenced but would create significant rights and obligations not already recognized in the right-of-use assets and lease liabilities.

The table below summarizes the Group’s non-cancellable operating lease commitments as of March 31, 2025:

Operating Lease Commitment
HK$
Within 1 year	277,459
2- 5years	4,050
Total	281,509

Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its financial position, cash flows or results of operations on an individual basis or in the aggregate. As of September 30, 2024, and March 31, 2025, the Group is not a party to any material legal or administrative proceedings.

Note 15. Subsequent Event

The Group evaluated all events and transactions that occurred after March 31, 2025 up through the date the Group issued these unaudited combined financial statements on September 5, 2025, for disclosure or recognition in the unaudited combined financial statements of the Group as appropriate.

The Company’s Registration Statement on Form F-1 (File No. 333-284998) for the Initial Public Offering, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2025, as amended, was declared effective by the SEC on May 29, 2025.

On May 29, 2025, the Company entered into an underwriting agreement with Cathay Securities, Inc., in connection with its Initial Public Offering. The shares began trading on the Nasdaq Capital Market under the symbol “PTNM” on May 30, 2025. On June 2, 2025, the Company consummated its Initial Public Offering of an aggregate of 1,750,000 Class A ordinary shares at a price of US$4.00 per share to the public for a total of US$7 million of gross proceeds to the Company, before deducting underwriting discounts and estimated offering expenses.

On June 2, 2025, the underwriter partially exercised the over-allotment option, purchasing an additional 172,500 Class A ordinary shares. On June 13, 2025, the underwriter exercised the remaining portion of the over-allotment option, acquiring a further 90,000 Class A ordinary shares at the public offering price of US$4.00 per share, in accordance with the underwriting agreement.

F-22